SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549


                               ----------------


                                  FORM 11-K



                  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
                     THE SECURITIES EXCHANGE ACT OF 1934




                     For the year ended December 31, 1994




                        AFLAC INCORPORATED 401(k) PLAN
           (formerly AFLAC Incorporated 1990 401(k) Retirement Plan)

                             1932 Wynnton Road
                          Columbus, Georgia 31999




     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


                                  AFLAC INCORPORATED 401(k) PLAN



Date:  June 16, 1995              By:  /s/ Martin A. Durant, III
                                      ----------------------------------
                                       Martin A. Durant, III
                                       Senior Vice President,
                                       Corporate Services

                      AFLAC INCORPORATED 401(k) PLAN



                             Table of Contents
                             -----------------
                                                                    Page
                                                                    ----


Independent Auditors' Report                                           1

Statements of Net Assets Available for Plan Benefits                   2

Statements of Changes in Net Assets Available for
  Plan Benefits                                                        3

Notes to Financial Statements                                       4-10

Item 27a - Schedule of Assets Held for Investment Purposes            11

Item 27d - Schedule of Reportable Transactions                        12

KPMG Peat Marwick LLP
Certified Public Accountants
One Peachtree Center
Suite 2000
303 Peachtree Street, N.E.
Atlanta, Georgia 30308                             Telefax (404) 222-3451
(404) 222-3000



                           INDEPENDENT AUDITORS' REPORT


The Administrative Committee
AFLAC Incorporated 401(k) Plan:


We have audited the accompanying statements of net assets available for plan benefits of the AFLAC Incorporated 401(k) Plan (the Plan) as of December 31, 1994 and 1993, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based upon our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the AFLAC Incorporated 401(k) Plan at December 31, 1994 and 1993, and the changes in net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements of the AFLAC Incorporated 401(k) Plan taken as a whole. The supplementary information included in Schedules 1 and 2 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                                          KPMG PEAT MARWICK LLP

April 28, 1995

                      AFLAC INCORPORATED 401(k) PLAN

            Statements of Net Assets Available for Plan Benefits

                        December 31, 1994 and 1993


                                                  1994           1993
                                               ----------     ----------
Assets:
  Investments (Note 5):
    Money market funds                        $     7,120    $   142,077
    Mutual funds (cost $7,206,332 in 1994,
     $4,860,693 in 1993)                        7,242,906      5,256,093
    AFLAC Incorporated common stock
     (cost $4,772,598 in 1994, $3,125,746
     in 1993)                                   5,736,546      3,662,649
    Common trust funds (cost $1,830,418 in
     1994, $1,674,256 in 1993)                  2,054,995      1,808,922
                                               ----------     ----------
         Total investments                     15,041,567     10,869,741
                                               ----------     ----------

  Receivables:
    Employee contributions                          2,966          1,748
    AFLAC Incorporated                          1,282,236      1,122,097
    Accrued interest and dividends                      -             44
    Other                                               -          3,610
                                               ----------     ----------
         Total receivables                      1,285,202      1,127,499
                                               ----------     ----------

  Cash                                                503          3,367
                                               ----------     ----------

         Total assets                          16,327,272     12,000,607
                                               ----------     ----------

Liabilities:
  Excess employee contributions payable            97,516         98,957
  Other                                            79,500         26,859
                                               ----------     ----------

         Total liabilities                        177,016        125,816
                                               ----------     ----------

         Net assets available for
          plan benefits                       $16,150,256    $11,874,791
                                               ==========     ==========


See accompanying Notes to Financial Statements.

                      AFLAC INCORPORATED 401(k) PLAN

      Statements of Changes in Net Assets Available for Plan Benefits

                  Years ended December 31, 1994 and 1993


                                             1994               1993
                                          ----------         ----------
Contributions:
  Participant withholdings               $ 3,003,665        $ 2,582,471
  Participant transfers
   from other plans                           41,171            169,526
  AFLAC Incorporated matching              1,282,236          1,122,097
                                          ----------         ----------
    Total                                  4,327,072          3,874,094

Transfer from affiliated plan                      -          4,226,426
Interest and dividend income                 423,698            352,019
Net realized gains on sale
 of investments                               75,151             62,393
Net unrealized appreciation
 on investments                              173,627            289,734
Distributions to participants               (710,583)          (312,727)
Forfeitures                                  (13,500)                 -
                                          ----------         ----------
    Increase in net assets                 4,275,465          8,491,939

Net assets available
 for plan benefits:
  Beginning of year                       11,874,791          3,382,852
                                          ----------         ----------

  End of year                            $16,150,256        $11,874,791
                                          ==========         ==========


See accompanying Notes to Financial Statements.

                      AFLAC INCORPORATED 401(k) PLAN

                       Notes to Financial Statements
                        December 31, 1994 and 1993


(1)  DESCRIPTION OF THE PLAN

The AFLAC Incorporated 401(k) Plan (formerly AFLAC Incorporated 1990 401(k) Retirement Plan) was approved by the Board of Directors of AFLAC Incorporated (the Company) on November 10, 1992, and became effective on January 1, 1993. The Plan was formed as a result of the merger of the AFLAC Incorporated 1991 401(k) Retirement Plan into the AFLAC Incorporated 1990 401(k) Retirement Plan. The Plan was established for the benefit of the employees of AFLAC Incorporated and related companies, American Family Life Assurance Company of Columbus (excluding Japan Branch employees), American Family Life Assurance Company of New York, AFLAC Broadcast Division, AFLAC International, Inc., and Communicorp, Inc.

The following description provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

     (a)  GENERAL.

          Eligible employees may voluntarily participate in the Plan upon completing one year of service and attaining the age of 21. The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

          The Plan is administered by a plan administrator appointed by the Company's Board of Directors. All Plan expenses are paid by the Company.

     (b)  CONTRIBUTIONS.

          Contributions to the Plan are made by both participants and the Company. Participants may contribute through payroll deductions from 1% to 18%, subject to certain limitations, of their aggregate compensation. The first 1% to 6% of participants' compensation contributed may be subject to a percentage matching contribution by the Company. For the years ended December 31, 1994 and 1993, the Company's matching contribution was 50% of the first 6% of participants' contributions.

     (c)  PARTICIPANT ACCOUNTS.

          An account is maintained for each participant and is credited with participant contributions and investment earnings/losses thereon. Contributions may be invested in one or more of the investment funds available under the Plan at the direction of the participant. A separate account is maintained with respect to each participant's interest in the Company's matching contributions. Amounts in this account are apportioned and invested in the same manner as the participant's account.

                      AFLAC INCORPORATED 401(k) PLAN

                      Notes to Financial Statements


    (d)  VESTING.

          Participants are 100% vested in their contributions plus actual investment earnings/losses thereon. Participants become vested in the Company's contribution upon completing five years of service. Employees who became participants on or before September 29, 1990 are 100% vested in all Company contributions.

          A participant's interest in the Company's contributions is also vested upon termination either because of death or disability or after attaining his/her early retirement date or normal retirement age. Participants forfeit the portion of their interest which is not vested upon termination of employment. These forfeitures reduce the Company's matching contribution.

     (e)  DISTRIBUTIONS.

          Participants may receive a distribution equal to the value of their account upon death, disability, retirement, or termination of either the participant's employment or the Plan.
          Distributions may only be made in the form of a lump-sum payment and/or AFLAC Incorporated common stock.

     (f)  AGREEMENTS WITH TRUSTEE.

          The assets of the Plan are held in a trust maintained by Columbus Bank and Trust Company.

(2)  SUMMARY OF ACCOUNTING POLICIES

     (a)  BASIS OF PRESENTATION.

          The accompanying statements of net assets and changes in net assets have been prepared on the accrual basis of accounting.

     (b)  INVESTMENTS.

          Investments are stated at fair value based upon quotations obtained from national security exchanges or the value as determined by the trustees of money market or common trust funds. Securities transactions are accounted for on the trade date (the date the order to buy or sell is executed). Realized gains and losses on sale of investments are calculated based on the difference between selling price and cost on an average cost basis.

                      AFLAC INCORPORATED 401(k) PLAN

                       Notes to Financial Statements


(3)  FEDERAL INCOME TAXES

     The Company has filed an application for a tax determination letter with the Internal Revenue Service.

     If a favorable ruling is obtained, participants in the Plan will not be subject to Federal income taxes on their contributions, on amounts contributed by the employer, or on earnings or appreciation of investments held by the Plan until withdrawn by the participant or distributed to the participant's named beneficiary in the event of death. The Company expects the plan will obtain a favorable tax determination ruling.


(4)  PLAN TERMINATION

     Although it has not expressed any intent to do so, the Company has the right to terminate the Plan at any time subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.


(5)  INVESTMENT FUNDS

     The following schedules show net assets of the trust as of December 31, 1994 and 1993 and changes in net assets for the years ended December 31, 1994 and 1993 by investment fund.


                                                  AFLAC INCORPORATED 401(k) PLAN

                                                   Notes to Financial Statements

                                              Net Assets Available for Plan Benefits

                                                         December 31, 1994

                                         Disburse-                                          AFLAC
                          Master Money      ment    GIC Income    American   Washington  Incorporated    Fidelity
                           Market Fund    Account     Fund 4      Balanced     Mutual    Common Stock    Magellan     Totals
                          ------------   --------   ----------    --------   ----------  ------------    --------     ------
Investments:
  Money market funds      $      5,242  $       -   $        3  $       25   $      107    $    1,742  $        1  $     7,120
  Mutual funds                       -          -            -   1,896,891    3,817,364             -   1,528,651    7,242,906
  AFLAC Incorporated
   common stock                      -          -            -           -            -     5,736,546                5,736,546
  Common trust funds                 -          -    2,054,995           -            -             -           -    2,054,995
                           -----------   --------    ---------   ---------    ---------     ---------   ---------   ----------
     Total Investments           5,242          -    2,054,998   1,896,916    3,817,471     5,738,288   1,528,652   15,041,567


Receivables:
  Employee contributions         2,966          -            -           -            -             -           -        2,966
  AFLAC Incorporated                 -          -      123,673     135,560      243,044       559,726     220,233    1,282,236
Cash                                 -        503            -           -            -             -           -          503
Accrued transfers                 (720)    72,003      (12,757)     (1,577)      (3,871)      (45,991)     (7,087)           -
Excess employee
 contributions payable               -          -       (5,251)    (15,022)     (28,207)      (38,184)    (10,852)     (97,516)
Other liabilities               (7,488)   (72,506)           -           -            -           494           -      (79,500)
                              --------   --------    ---------   ---------    ---------     ---------   ---------   ----------

     Net assets
      available for
      plan benefits       $          -  $       -   $2,160,663  $2,015,877   $4,028,437    $6,214,333  $1,730,946  $16,150,256
                           ===========   ========    =========   =========    =========     =========   =========   ==========











                                                                7

                                                 AFLAC INCORPORATED 401(k) PLAN

                                                  Notes to Financial Statements


                                             Net Assets Available for Plan Benefits

                                                        December 31, 1993

                                        Disburse-                                            AFLAC
                        Master Money      ment     GIC Income    American   Washington   Incorporated  Fidelity
                         Market Fund    Account      Fund 4      Balanced     Mutual     Common Stock  Magellan     Totals
                        ------------   ---------   ----------    --------   ----------   ------------  --------     ------
Investments:
  Money market funds    $      238     $      -    $   32,698  $   17,025   $   30,041     $   62,075  $      -  $   142,077
  Mutual funds                   -            -             -   1,480,523    3,036,098              -   739,472    5,256,093
  AFLAC Incorporated
   common stock                  -            -             -           -            -      3,662,649         -    3,662,649
  Common trust funds             -            -     1,808,922           -            -              -         -    1,808,922
                         ---------     --------     ---------   ---------    ---------      ---------   -------    ---------
     Total Investments         238            -     1,841,620   1,497,548    3,066,139      3,724,724   739,472   10,869,741

Receivables:
  Employee contributions     1,748            -             -           -            -              -         -        1,748
  AFLAC Incorporated             -            -       150,994     145,300      267,516        407,153   151,134    1,122,097
  Accrued interest and
   dividends                     -            5            39           -            -              -         -           44
  Other assets               1,253            -             -           -            -          2,357         -        3,610
Cash                             -        2,319             -           -            -          1,048         -        3,367
Accrued transfers           (3,239)      23,620       (10,319)     (4,607)      (9,042)        (3,896)    7,483            -
Excess employee
 contributions payable           -            -        (3,760)    (17,795)     (33,636)       (30,723)  (13,043)     (98,957)
Other liabilities                -      (25,944)            -           -            -           (915)        -      (26,859)
                         ---------      -------     ---------   ---------    ---------      ---------   -------    ---------

     Net assets
      available for
      plan benefits     $        -     $      -    $1,978,574  $1,620,446   $3,290,977     $4,099,748  $885,046  $11,874,791
                         =========      =======     =========   =========    =========      =========   =======   ==========








                                                                8



                                                  AFLAC INCORPORATED 401(k) PLAN

                                                   Notes to Financial Statements

                                         Changes in Net Assets Available for Plan Benefits
                                                   Year Ended December 31, 1994

                                                                                    AFLAC
                                       GIC                                       Incorporated
                                      Income       American      Washington         Common          Fidelity
                                      Fund 4       Balanced        Mutual           Stock           Magellan         Totals
                                      ------       --------      ----------      -------------      --------         ------
Contributions:
  Employee                        $   352,685    $  370,160      $  681,780        $1,138,787     $  501,424     $ 3,044,836
  AFLAC Incorporated                  123,673       135,560         243,044           559,726        220,233       1,282,236
Interest and dividend income              706        86,754         215,359            71,498         49,381         423,698
Net realized gains (losses) on
  sale of investments                  30,738         1,353          12,213            33,133         (2,286)         75,151
Net unrealized appreciation
  (depreciation) on investments        89,786       (78,316)       (201,671)          442,888        (79,060)        173,627
Transfers                            (222,417)      (49,615)       (135,783)          193,090        214,725               -
Forfeitures                              (832)         (918)           (906)           (6,744)        (4,100)        (13,500)
Distributions to participants        (192,250)      (69,547)        (76,576)         (317,793)       (54,417)       (710,583)
                                   ----------     ---------       ---------         ---------      ---------      ----------
    Net change                        182,089       395,431         737,460         2,114,585        845,900       4,275,465

Net assets available for plan
 benefits at beginning of year      1,978,574     1,620,446       3,290,977         4,099,748        885,046      11,874,791
                                   ----------     ---------       ---------         ---------      ---------      ----------

Net assets available for plan
 benefits at end of year          $ 2,160,663    $2,015,877      $4,028,437        $6,214,333     $1,730,946     $16,150,256
                                   ==========     =========       =========         =========      =========      ==========














                                                                9

                                                  AFLAC INCORPORATED 401(k) PLAN

                                                   Notes to Financial Statements

                                         Changes in Net Assets Available for Plan Benefits
                                                    Year Ended December 31, 1993

                                                                                    AFLAC
                                       GIC                                       Incorporated
                                      Income       American      Washington         Common          Fidelity
                                      Fund 4       Balanced        Mutual           Stock           Magellan         Totals
                                      ------       --------      ----------      -------------      --------         ------
Contributions:
  Employee                        $  435,805     $  379,021      $  716,725       $  985,998      $  234,448     $ 2,751,997
  AFLAC Incorporated                 150,994        145,300         267,516          407,153         151,134       1,122,097
Transfer from affiliated plan        810,963        650,602       1,370,589        1,247,563         146,709       4,226,426
Interest and dividend income             248        112,333         146,064           42,014          51,360         352,019
Net realized gains on sale
  of investments                       6,405          5,613          24,675           23,171           2,529          62,393
Net unrealized appreciation
  (depreciation) on investments       96,260         19,362         150,456           (1,635)         25,291         289,734
Transfers                           (210,002)       (93,128)       (366,093)         471,035         198,188               -
Distributions to participants        (69,224)       (59,168)        (66,805)        (111,566)         (5,964)       (312,727)
                                   ---------      ---------       ---------        ---------         -------       ---------
    Net change                     1,221,449      1,159,935       2,243,127        3,063,733         803,695       8,491,939

Net assets available for plan
 benefits at beginning of year       757,125        460,511       1,047,850        1,036,015          81,351       3,382,852
                                   ---------      ---------       ---------        ---------         -------       ---------

Net assets available for plan
 benefits at end of year          $1,978,574     $1,620,446      $3,290,977       $4,099,748      $  885,046     $11,874,791
                                   =========      =========       =========        =========       =========      ==========


                                                              Schedule 1

                      AFLAC INCORPORATED 401(k) PLAN

         Item 27a - Schedule of Assets Held for Investment Purposes

                            December 31, 1994


  Description             Shares/Units          Cost       Current Value
- ---------------           ------------        --------     -------------

Money Market Funds
- ------------------
Master Money Market
  Fund                         7,120        $     7,120     $     7,120
                                             ----------      ----------


Mutual Funds
- ------------
Washington Mutual Fund       226,684          3,718,634       3,817,364
American Balanced
  Mutual Fund                158,074          1,899,295       1,896,891
Fidelity Magellan
  Mutual Fund                 22,884          1,588,403       1,528,651
                                             ----------      ----------
     Total Mutual Funds                       7,206,332       7,242,906
                                             ----------      ----------

Common Stocks
- -------------
AFLAC Incorporated*          179,267          4,772,598       5,736,546
                                             ----------      ----------


Common Trust Fund
- -----------------
GIC Income Fund            2,054,995          1,830,418       2,054,995
                                             ----------      ----------



     Total Investments                     $ 13,816,468    $ 15,041,567
                                            ===========     ===========



* Indicates party-in-interest per Erisa Section 406.









                                    11


                                                                                                             Schedule 2
                                                 AFLAC INCORPORATED 401(k) PLAN

                                        Item 27d - Schedule of Reportable Transactions

                                                  Year Ended December 31, 1994

                                      Purchase      Selling                      Current Value of Asset          Net
       Description                    Price          Price         Cost           on Transaction Date         Gain/(Loss)
     ---------------                  --------      -------        ----          ----------------------       -----------
Purchases:
  Washington Mutual Fund             $1,135,896  $        -    $1,135,896             $1,135,896              $        -
  American Balanced Mutual Fund         566,464           -       566,464                566,464                       -
  Fidelity Magellan Mutual Fund         911,284           -       911,284                911,284                       -
  AFLAC Incorporated Common Stock*    1,903,898           -     1,903,898              1,903,898                       -
  GIC Income Fund                       799,509           -       799,509                799,509                       -


Sales:
  Washington Mutual Fund                      -     165,172       152,959                165,172                  12,213
  American Balanced Mutual Fund               -      73,067        71,714                 73,067                   1,353
  Fidelity Magellan Mutual Fund               -      41,045        43,331                 41,045                  (2,286)
  AFLAC Incorporated Common Stock*            -     290,179       257,046                290,179                  33,133
  GIC Income Fund                             -     706,694       675,956                706,694                  30,738




* Indicates party-in-interest per Erisa Section 406.



















                                                                12